Exhibit 99.73

Suite 555 – 999 Canada Place Vancouver, BC, V6C 3E1 Tel: 604-687-1717 Fax: 604-687-1715

NOTICE OF CHANGE OF AUDITOR

TO:	Ernst & Young LLP

AND TO:	PricewaterhouseCoopers LLP

CC:	British Columbia Securities Commission (Principal Regulator)
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Financial and Consumer Services Commission of New Brunswick
Nova Scotia Securities Commission
Financial and Consumer Services Division, Prince Edward Island
Office of the Superintendent of Securities Service, Newfoundland and Labrador
Office of the Superintendent of Securities, Northwest Territories
Office of the Yukon Superintendent of Securities
Office of the Superintendent of Securities, Nunavut

TAKE NOTICE THAT Titan Mining Corporation (the “Corporation”) hereby provides notice pursuant to National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”) of a change of auditors from Ernst & Young LLP (“E&Y”) to PricewaterhouseCoopers LLP (“PWC”) effective June 17, 2025.

TAKE FURTHER NOTICE THAT:

1. At the request of the Corporation, E&Y, resigned as auditor of the Corporation effective June 17, 2025 and PWC has been appointed as auditor of the Corporation effective June 17, 2025.

2. The resignation of E&Y and the appointment of PWC in its place have been recommended by the Audit Committee of the Board of Directors of the Corporation (the “Board”) and approved by the Board.

3. The auditor’s report of E&Y on the financial statements of the Corporation for (a) the two most recently completed financial years of the Corporation; and (b) any period subsequent to the two most recently completed financial years of the Corporation and ending on June 17, 2025, did not express a modified opinion.

4. There are no reportable events (as defined under Section 4.11(1) of NI 51-102).

5. The Corporation has requested PWC and E&Y to each furnish a letter addressed to the securities administrators in each province and territory in which the Corporation is a reporting issuer stating whether or not they agree with the information contained in this notice. A copy of each such letter to the securities administrators will be filed with this notice.

DATED as of this the 17 day of June, 2025.

TITAN MINING CORPORATION

(signed) Kevin Hart
Name:	Kevin Hart
Title:	Chief Financial Officer